  Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

For the Special Meeting of Shareholders

to be held on

May 17, 2021

10:00 a.m. (Toronto time)

  The Board of Directors unanimously supports the Transaction Resolution discussed in the enclosed management information circular and recommends that Shareholders vote FOR the Transaction Resolution approving the Second Private Placement with Vision Blue Resources Limited.

NEXTSOURCE MATERIALS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

I am pleased to give you notice that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Shares”) of NextSource Materials Inc. (the “Company”) will be held in a virtual-only format, which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1110 on May 17, 2021 at 10:00 a.m. (Toronto time) for the following purposes:

1.
To approve, in accordance with the policies of the Toronto Stock Exchange, a resolution, the full text of which is set forth in Appendix B to the accompanying Circular, authorizing the Company to issue, on a private placement basis, 232,142,857 units of the Company (the “Units”), consisting of 232,142,857 common shares in the capital of the Company (the “Shares”) and 232,142,857 common share purchase warrants of the Company (the “Warrants”), to Vision Blue Resources Limited (“Vision Blue”), at a price of C$0.07 per Unit for gross proceeds of approximately US$12.4 million, pursuant to the investment agreement dated February 8, 2021 entered into between the Company and Vision Blue, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein (the “Second Private Placement”).

2.
To transact other business as may properly come before the Meeting or any adjournments thereof.

Particulars of the Second Private Placement are set forth in the accompanying management information circular of the Company dated April 6, 2021 (the “Circular”). The Board of Directors has fixed the close of business on April 5, 2021 as the record date for the Meeting. Only Registered Shareholders at such time are entitled to notice of, and to vote at, the Meeting.

The Company will be using the notice-and-access model provided under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice and Access”) for the delivery of the Circular and other related materials of the Meeting (the “Meeting Materials”) to Shareholders. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a package in the mail containing: (i) information on the Meeting date, location and purpose; (ii) a form of proxy or voting instruction form so Shareholders can vote their Shares; and (iii) information on how they may electronically access the Meeting Materials. However, the Company will mail paper copies of the Meeting Materials to those Registered and Non-Registered Shareholders who have previously elected to receive paper copies of the Meeting Materials. The Meeting Materials will be available at https://docs.tsxtrust.com/2084 on or about April 16, 2021 and will remain on the website for one full year thereafter. Meeting Materials are also available upon request, without charge, by e-mail at TMXEInvestorServices@tmx.com or by calling toll-free 1-866-600-5869, or can be accessed online on SEDAR at www.sedar.com on or about April 16, 2021.

ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING THE FORM OF PROXY/VOTING INSTRUCTION FORM OR USING VOTEPROXYONLINE.COM.

If you hold your Shares directly (that is, as a “Registered Shareholder”), complete, date, sign and return the accompanying form of proxy in the enclosed envelope to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by 10:00 a.m. (Toronto time) on May 13, 2021. If you hold your Shares in "street name" (that is, as a “Non-Registered Shareholder”), complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope in accordance with the instructions provided by your broker, bank or other nominee. You can also submit your proxy votes online through voteproxyonline.com and using the control number that will be provided on the form of proxy/voting instruction form.

Any Shareholder that would like to attend the Meeting can join ELECTRONICALLY by logging into the live audio webcast available online using https://virtual-meetings.tsxtrust.com/1110. Registered Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by voting when prompted during the Meeting.

The Meeting for which this notice is given may be adjourned without further notice other than announcement at the Meeting or any adjournment thereof. Any business for which notice is hereby given may be transacted at any such adjourned Meeting.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Craig Scherba”
Craig Scherba, President and Chief Executive Officer

NEXTSOURCE MATERIALS INC.
MANAGEMENT INFORMATION CIRCULAR
FOR THE SPECIAL MEETING OF SHAREHOLDERS

INTRODUCTION

Unless otherwise stated, the information contained in this Circular is as of April 6, 2021.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

All references to Shareholders in this Circular and the accompanying form of proxy and notice of Meeting are to be Shareholders of record unless specifically stated otherwise. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. All capitalized terms used but not otherwise defined in this Circular shall have the meanings ascribed to such terms as set forth in Appendix A. For greater certainty, all references herein to “Shares” are on a pre-Share Consolidation basis.

The Company is listed on the TSX in Canada (ticker: NEXT), on the OTCQB in the United States of America (ticker: NSRC) and on the Frankfurt, Germany Stock Exchange (ticker: A1CXW3). The Company's principal business office is located at 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario, Canada M5X 2A2.

SOLICITATION OF PROXIES

This Circular is being sent to the Shareholders of NextSource Materials Inc. (the “Company”) in connection with the solicitation by or on behalf of management of the Company by its Board of Directors (the “Board”) in connection with a special meeting of Shareholders (the “Meeting”) to be held in a virtual-only format, which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1110 on May 17, 2021 at 10:00 a.m. (Toronto time), or at any adjournment or postponement thereof.

Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or electronically by the regular employees of the Company at nominal costs. The proxy cut-off date for Shares to be voted in advance of the Meeting will be on May 13, 2021 at 10:00 a.m. (Toronto time).

Record Date

Registered Shareholders at the close of business on April 5, 2021, the record date for the Meeting, are entitled to receive this Circular and to vote at the Meeting and at any adjournment or postponement thereof. Shareholders have one vote per Share on each matter to be acted upon. A list of the Registered Shareholders entitled to vote will be available at the Meeting and for 10 days prior to the Meeting, for any purpose germane to the Meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Toronto time) at the Company’s principal office at 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario, Canada M5X 2A2.

Notice and Access

The Company will be using the notice and access model (“Notice and Access”) provided under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Circular and other related materials of the Meeting (the “Meeting Materials”) to Shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, Shareholders receive a package (the “Notice and Access Package”) in the mail containing: (i) information on the Meeting date, location and purpose; (ii) a form of proxy or voting instruction form so Shareholders can vote their Shares; and (iii) information on how they may electronically access the Meeting Materials. However, the Company will mail paper copies of the Meeting Materials to those Shareholders who have previously elected to receive paper copies of the Meeting Materials.

The Meeting Materials will be available at https://docs.tsxtrust.com/2084 on or about April 16, 2021 and will remain on the website for one full year thereafter. Meeting Materials are also available upon request, without charge, by e-mail at TMXEInvestorServices@tmx.com or by calling toll-free 1-866-600-5869, or can be accessed online on SEDAR at www.sedar.com on or about April 16, 2021.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, requests for printed copies must be received at least five business days (i.e. by May 6, 2021) in advance of the proxy deposit date and time set out in the accompanying form of proxy or voting instruction form. Shareholders may make this request by following the instructions on their form of proxy or voting instruction form.

Virtual Meeting

ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING THE FORM OF PROXY/VOTING INSTRUCTION FORM OR USING VOTEPROXYONLINE.COM.

Any Shareholder that would like to attend the Meeting can join ELECTRONICALLY by logging into the live audio webcast available online using https://virtual-meetings.tsxtrust.com/1110. Registered Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by voting when prompted during the Meeting.

Registered Shareholders

If your Shares are registered directly in your name with the Company’s transfer agent, TSX Trust Company, you are considered, with respect to those Shares, a registered Shareholder (each, a “Registered Shareholder”). The Notice and Access Package has been sent directly to you on the Company’s behalf at the address on file with TSX Trust Company. The Company has engaged the TSX Trust Company, to handle the setup, mailing and tabulation of proxies in relation to the Meeting. See “Manner of Voting and Exercise of Discretion by Proxies – Voting Instructions for Registered Shareholders” for more detailed information on how to vote your Shares.

Non-Registered Shareholders

If your Shares are held in “street name” through a broker, bank or other nominee (such as CDS & Co.), you are considered a non-registered Shareholder (each, a “Non-Registered Shareholder”). In accordance with NI 54-101, arrangements have been made to forward proxy solicitation materials to the Non-Registered Shareholders. The Notice and Access Package has been forwarded, if requested, to you by your broker, bank or other holder of record who is considered, with respect to those Shares, the Registered Shareholder. See “Manner of Voting and Exercise of Discretion by Proxies – Voting Instructions for Non-Registered Shareholders” for more detailed information on how to vote your Shares.

Appointment and Submission of Proxies

The persons named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder has the right to appoint a person or company (who need not be a Shareholder of the Company), other than the persons designated in the accompanying form of proxy or voting instruction form, to represent the Shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy or voting instruction form. In all cases, the completed proxy is to be delivered to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by May 13, 2021 at 10:00 a.m. (Toronto time). You can also submit your proxy votes online through voteproxyonline.com and using the control number that will be provided on the form of proxy/voting information form. See “Manner of Voting and Exercise of Discretion by Proxies – Voting Instructions for Proxyholders” for more detailed information on how duly appointed proxyholders can vote such Shares.

Manner of Voting and Exercise of Discretion by Proxies

Your Shares will be voted at the Meeting in accordance with the instructions contained in the form of proxy or voting instruction form. Your Shares will be voted for or against the Transaction Resolution in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

IF YOU RETURN A SIGNED FORM OF PROXY OR VOTING INSTRUCTION FORM WITHOUT INDICATING YOUR VOTE, YOUR SHARES WILL BE VOTED “FOR” THE TRANSACTION RESOLUTION PUT FORTH AT THE MEETING.

Voting Instructions for Registered Shareholders

If you are a Registered Shareholder, you can vote your Shares using any one of the following methods:

1.
Via the internet at www.voteproxyonline.com.;

2.
Signing and returning the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Shares at the Meeting; OR

3.
Attending the virtual Meeting on May 17, 2021 and voting during the live webcast as follows:

a.
Log into https://virtual-meetings.tsxtrust.com/1110 at least 15 minutes before the start of the Meeting. Registered Shareholders should allow ample time to check into the Meeting and to complete the related procedures.
b.
Click on "I have a control number" and enter your 12-digit control number on your form of proxy.
c.
Enter the password (case sensitive): nsm2021
d.
Follow the instructions to access the Meeting and vote when prompted.

Voting Instructions for Non-Registered Shareholders

If you are a Non-Registered Shareholder, you will have received voting instructions from your broker, bank or other holder of record who is considered, with respect to those Shares, the Registered Shareholder. As a Non-Registered Shareholder, you have the right to direct your broker, bank or other holder of record on how to vote your Shares by using the voting instruction form included in the Notice and Access Package or as otherwise provided to you by your broker, bank, or other nominee. Non-Registered Shareholders should complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope in accordance with the instructions provided by your broker, bank or other nominee. Non-Registered Shareholders may view a live audio webcast of the Meeting by going to https://virtual-meetings.tsxtrust.com/1110 and clicking on “I am a guest”.

Voting Instructions for Proxyholders

Duly appointed proxyholders, including Non-Registered Shareholders who have been duly appointed by a Registered Shareholder as proxyholder, can access and vote at the Meeting during the live audio webcast as follows:

1.
Log into https://virtual-meetings.tsxtrust.com/1110 at least 15 minutes before the start of the Meeting. Duly appointed proxyholders should allow ample time to check into the Meeting and to complete the related procedures.

2.
Enter the control number (the control number will be provided by TSX Trust Company provided that you have been duly appointed in accordance with the procedures outlined in this Circular).

3.
Enter the password (case sensitive): nsm2021

4.
Follow the instructions to access the Meeting and vote when prompted.

The grant of a proxy on the enclosed form of proxy or voting instruction form does not preclude a Shareholder from voting in person. Registered Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by voting when prompted during the Meeting.

Revocability of Proxies

A Registered Shareholder may revoke a proxy at any time prior to your proxy being voted: (i) by delivering to the Company’s President and Chief Executive Officer, prior to the Meeting, a written notice of revocation bearing a later date or time than the proxy; or (ii) by timely delivery of a valid, later dated proxy; or (iii) by electronically attending the Meeting and voting in person. Attendance at the Meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of Registered Shareholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. We do not expect to adjourn the Meeting for a period of time long enough to require the setting of a new record date.

Quorum and Approval

The presence in person or by proxy of two persons holding at least ten percent (10%) of the outstanding Shares of the Company constitutes a quorum for the Meeting. There are no cumulative voting rights. The scrutineer who will be appointed for the Meeting will tabulate votes cast by proxy or in person and will determine whether or not a quorum is present.

In order for the Second Private Placement to proceed, under the rules of the TSX Company Manual, the Transaction Resolution must be approved by a majority of the votes cast by the Minority Shareholders present in person or represented by proxy at the Meeting or any adjournment or postponement thereof. For greater certainty, votes in respect of the Shares held by Vision Blue and its affiliates will be excluded from the vote on the Transaction Resolution.

Solicitation Costs

The Company will pay the cost of solicitation of proxies on behalf of the Board. In addition to mail, proxy solicitation may be made through other means, including by telephone, electronically, and personal interview by officers, directors and employees.  The Company does not intend to pay for an intermediary to deliver to Objecting Beneficial Owners, or “OBOs” (within the meaning of such term under NI 54-101, the proxy-related materials and Form 54-101F7), and therefore OBOs will not receive the materials unless their intermediary assumes the costs of delivery. The Company is sending proxy related material to Non-Objecting Beneficial Owners.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No director or officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year-end of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter of business to be acted upon at the Meeting, other than Sir Mick Davis (Chairman and a director) as the Chief Executive Officer and founder of Vision Blue, as set forth in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares. As of the date hereof, the Company has 733,806,918 Shares issued and outstanding, all of which are common shares, each of which carries the right to one vote on all matters that may come before the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or Company beneficially owns, or controls or directs, directly or indirectly, Shares carrying in excess of 10% of the voting rights attached to all outstanding Shares of the Company, other than Vision Blue as set forth in this Circular.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) and are intended to be covered by the safe harbors provided by such regulations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements in this Circular include, but are not limited to, statements with respect to the timing and completion of the Second Private Placement and the related transactions (including the Share Consolidation); Shareholder approval of the Second Private Placement; other required approvals of the Second Private Placement; the anticipated use of proceeds from the Financing Package; benefits from the Financing Package and the strategic partnership with Vision Blue; the strategies of Vision Blue; future construction and expansion activities and production estimates in respect of the Molo Graphite Mine; the impact of the Financing Package on the Company; and the future success of the Company.

Forward-looking statements are not guarantees of future performance. They are based on current expectations that involve a number of risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. The assumptions upon which such forward-looking statements are based include, but are not limited to, that the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would render the Molo Graphite Mine potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. The assumptions underlying our forward-looking statements are based on judgments with respect to a number of factors that are difficult or impossible to predict accurately, and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized.

Important factors that may cause our actual results to differ from our forward-looking statements include, but are not limited to, the risks outlined in the annual information form of the Company dated September 22, 2020 (the “2020 Annual Information Form”) and in the interim management’s discussion and analysis of the Company for the six months ended December 31, 2020 and 2019 (the “Interim MD&A”), as well as the risks discussed under the heading “Risk Factors Concerning the Financing Package (including the Second Private Placement) and the Company” in this Circular.

In light of the significant uncertainties inherent in our forward-looking statements, there can be no assurance that the forward-looking statements contained in this Circular will in fact occur, and the inclusion of such forward-looking statements in this Circular should not be construed as a representation by us or any other person that our predicted or expected outcomes will be achieved. You should carefully consider the risks disclosed in this Circular and in the 2020 Annual Information Form and Interim MD&A before deciding how to vote.

Additionally, you are cautioned that our Company does not have a policy of updating or revising forward-looking statements, other than in compliance with applicable securities laws, and thus, you should not assume that silence by our management over time means that actual events are bearing out as estimated in such forward-looking statements.

PARTICULARS OF THE MATTER TO BE ACTED UPON AT THE MEETING

APPROVAL OF THE SECOND PRIVATE PLACEMENT

Background to the Financing Package

Management of the Company and the Board has spent considerable time and effort over the past several years in seeking beneficial and viable long-term financing and strategic partners in order to develop the Molo Graphite Mine. Financing discussions were held with numerous private equity firms, independent financial service firms, multinational financial service companies/banks, national development finance institutions, special purpose acquisition companies, high net-worth individuals, investment trusts and potential off-takers. These discussions explored financing alternatives consisting of varying combinations of equity, debt, royalty/streaming, forward payments for off-take and project-level ownership stakes. After fulsome analysis of the financing alternatives available to the Company, the Board determined there were significant benefits of aligning the Company with Sir Mick Davis and strategic shareholder Vision Blue. The following provides background as to how the Financing Package has evolved to the date hereof.

In mid-August 2020, Robin Borley, the Chief Operating Officer of the Company, learned that Sir Mick Davis was vetting prospective mining projects for potential investment and that the Company’s Molo Graphite Mine was one of the mining projects he was evaluating. On September 15, 2020, the Company executed a non-disclosure agreement (the “NDA”) with Vision Blue. Subsequent to executing the NDA, members of management and the Board, including Craig Scherba (President and Chief Executive Officer); Robin Borley (Chief Operating Officer), Brent Nykoliation (SVP Corporate Development) and Brett Whalen (then-Chairman) joined Sir Mick Davis and his team at Vision Blue via teleconference to discuss the Company’s development and growth plans for its Madagascar-based graphite project, being the Molo Graphite Mine, and the Company’s vanadium project, being the Green Giant Vanadium Project. During this teleconference, the parties also discussed how their respective relationships could be leveraged for diversification into other battery materials, including potential merger and acquisition targets identified in the battery materials space.

On September 16, 2020, based on a positive teleconference, Vision Blue initiated a fulsome technical due diligence review and was provided with access to the Company’s data room. This due diligence review included direct discussions with the Company’s off-takers, EPCM, engineering consultants (process, civil, mining, etc.), equipment suppliers, logistics providers, and Madagascar-based legal counsel.

On November 25, 2020, the Company received an indicative proposal and draft term sheet from Vision Blue. After fulsome negotiation between the Company and Vision Blue, the terms were presented to the Board, which unanimously authorized management of the Company to continue negotiating toward settling outstanding terms and progressing to execution of a term sheet.

On December 7, 2020, negotiations between the parties culminated in the Company and Vision Blue executing a non-binding term sheet. Thereafter, the Company and Vision Blue engaged counsel to commence legal due diligence and drafting definitive documentation.

During the second week of December 2020, Company counsel provided the TSX with a high level overview of the contemplated Financing Package and thereafter submitted a Form 11A in order to seek price protection as the parties continued detailed negotiations regarding the financing structure. During the second half of December 2020, the parties continued their respective due diligence review and worked toward finalizing the deal terms of the Financing Package.

In mid-January, 2021, the Company submitted a further price protection request to the TSX as discussions and negotiations between the parties remained ongoing.

In the first week of February 2021, after further negotiations between the parties and extensive drafting by the requisite legal counsel in Canada, England, Madagascar and Mauritius, the draft definitive Investment Agreement and Royalty Agreement were submitted to the Board for review.

On February 7, 2021, the Board held a meeting at which it engaged in a detailed review of the draft definitive Investment Agreement and Royalty Agreement. The Company’s counsel was present at the meeting. After a fulsome discussion, the Board unanimously passed a resolution authorizing management of the Company to finalize and execute the Investment Agreement and Royalty Agreement in respect of the Financing Package.

On February 8, 2021: (i) the Investment Agreement was entered into between the Company and Vision Blue; and (ii) the Royalty Agreement was entered into among the Company, each of the Mauritian and Madagascan subsidiaries of the Company, and Vision Blue.

On February 8, 2021, following execution of the Investment Agreement and Royalty Agreement, the Company issued a press release announcing the Financing Package with Vision Blue.

On March 10, 2021, the Company received conditional approval from the TSX for the Initial Private Placement and Second Private Placement, subject to approval by Shareholders of the Second Private Placement and certain other customary conditions.

On March 15, 2021, the Company and Vision Blue completed the Initial Private Placement and Sir Mick Davis was appointed Chairman and a director of the Company.

Transaction Resolution

The text of the Transaction Resolution to be submitted to Minority Shareholders at the Meeting is set forth in Appendix B.

Recommendation of the Board

The Board recommends that Shareholders vote FOR the Transaction Resolution approving the Second Private Placement for the reasons set forth in “Reasons for Recommendation of the Board”.
Proxies received in favour of management will be voted in favour of the Transaction Resolution, unless the Shareholder has specified in the proxy that his, her or its Shares are to be voted against the Transaction Resolution.

Reasons for Recommendation of the Board

In making its recommendation that Minority Shareholders vote FOR the Transaction Resolution approving the Second Private Placement, the Board carefully considered a number of factors, including those listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company, after having undertaken a thorough review of, and having carefully considered the terms of the Second Private Placement and the larger Financing Package.

The following summary of the information and factors considered by the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Second Private Placement. In view of the variety of factors and the amount of information considered in connection with the consideration of the Second Private Placement, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations.

●
Vision Blue is supportive of the Company’s graphite development strategy, and will expedite the Company’s development plans. Vision Blue’s investment of approximately US$29.5 million is expected to enable the Company to: (i) complete construction of Phase 1 of the Molo Graphite Mine, which, upon completion, is expected to enable the Company to process 240,000 tpa of ore and produce 17,000 tpa of flake graphite concentrate by mid-2022; (ii) accelerate the Company’s strategic development plans for a battery anode plant with the Company’s industry-leading partners; and (iii) fast-track the Company’s aggressive graphite mine expansion plans. See “Transaction Documents – Investment Agreement – Use of Proceeds” for more detailed information relating to the intended use of proceeds from the Financing Package.

●
Significant benefits of aligning the Company with Sir Mick Davis. Sir Mick Davis, the Chief Executive Officer and founder of Vision Blue, has extensive capital markets and corporate transaction experience, with 40+ years of experience in the mining, industrial and natural resources sectors and engagement at governmental and operational levels. Most notably, Sir Mick Davis was the former CEO and founder of Xstrata Plc (an Anglo-Swiss multinational mining company until its merger with Glencore Plc in 2013), the former CFO of Billiton Plc and Chairman of Billiton Coal, and the founder and a former partner at X2 Resources, a $5.6 billion mining investment fund. During his career, Sir Mick Davis has been involved in raising almost US$40 billion from global capital markets and completing corporate transactions with a total market value of over US$120 billion. In connection with the Financing Package, Sir Mick was named a director and Chairman of the Company on March 15, 2021. Approval of the Transaction Resolution will enable the Company to continue to significantly benefit from Sir Mick Davis’ extensive business and governance experience.

●
Significant benefits of Vision Blue as the Company’s strategic Shareholder. Vision Blue is a newly created battery commodity/resource-focused investment company led by Sir Mick Davis that will target companies in established mining jurisdictions with advanced and best-in-class battery material assets that are scalable and can be rapidly brought into production. Vision Blue intends to work with existing management teams by providing critical growth capital, technical support, experience in securing future financing, expertise in building a credible ESG framework, and assistance with eventual exit strategies. Where possible, Vision Blue will utilize a phased development approach to self-finance expansions and acquisitions in order to achieve large scale revenues and cash flows across the entire battery materials vertical supply chain. Approval of the Transaction Resolution will enable the Company to significantly benefit from Vision Blue’s expertise as the Company advances its battery anode and graphite mine expansion plans.

●
Vision Blue’s involvement as the Company’s strategic Shareholder positions the Company to become a market disruptor in the burgeoning energy materials market. Reducing the world’s carbon footprint will require a shift from hydrocarbons to crystalline carbon (i.e. graphite) for use in electric vehicles and in grid-level energy production and storage. This shift is expected to increase global demand for graphite and for other energy materials that are used in batteries and for energy storage and renewable energy production. This represents a unique market opportunity for investment in graphite, vanadium, cobalt, indium, lithium, nickel, silver, neodymium, molybdenum, aluminum, zinc and copper. Approval of the Transaction Resolution will enable the Company to advance its Molo Graphite Mine and Green Giant Vanadium Project, consider other opportunities in the energy materials space, and evaluate value-added processing of graphite and the production of battery materials, with the support of Vision Blue.

●
Likelihood of closing. The Initial Private Placement with Vision Blue closed on March 15, 2021 and as a result Vision Blue presently beneficially owns 16.3% of the current issued and outstanding Shares. Additionally, Vision Blue has committed to completing the Royalty Financing, subject to satisfaction of the conditions set out in the Royalty Agreement. The obligation of Vision Blue to complete the Second Private Placement is subject to a limited number of closing conditions and is not subject to a due diligence or any financing condition. With the Initial Private Placement having been completed, the only remaining closing condition to be satisfied in order for Vision Blue and the Company to complete the Second Private Placement is the approval of the Second Private Placement by Shareholders at the Meeting. The Board is confident in Vision Blue’s ability to finance and close the Second Private Placement and the overall Financing Package.

●
No other readily available financing or partnership opportunities. As discussed above, management of the Company and the Board has spent considerable time and effort over the past several years in seeking beneficial and viable long-term financing and strategic partners in order to develop the Molo Graphite Mine. The completion of the Second Private Placement, and the overall Financing Package, provides the Company with an ideal financing and strategic partnership opportunity that is anticipated to provide many present and future benefits to the Company and its Shareholders. If the Second Private Placement is not completed and management and the Board are required to seek other sources of capital in order to fully fund the construction of Phase 1 of the Molo Graphite Mine, there is no assurance that the Company will receive sufficient financing from another party on similar or more favorable terms.

Transaction Documents

The following summary outlines the material terms of the Transaction Documents and is not intended to be exhaustive.

Investment Agreement

On February 8, 2021, the Company and Vision Blue entered into the Investment Agreement. The Investment Agreement has been filed and is available on the Company’s profile on SEDAR at www.sedar.com. The Investment Agreement contemplates, among other things:

●
Initial Private Placement. The private placement financing completed by the Company on March 15, 2021, pursuant to which the Company issued 120,000,000 Shares to Vision Blue at a price of C$0.065 per Share for gross proceeds of approximately US$6.1 million. As a result of the Initial Private Placement, Vision Blue presently beneficially owns 16.3% of the current issued and outstanding Shares.

●
Second Private Placement. The completion of the Second Private Placement, subject to approval of Minority Shareholders, pursuant to which the Company will issue 232,142,857 Units (consisting of 232,142,857 Shares and 232,142,857 Warrants) to Vision Blue at a price of C$0.07 per Unit for gross proceeds of approximately US$12.4 million. On completion of the Second Private Placement, Vision Blue will beneficially own approximately 36.5% of the issued and outstanding Shares, or approximately 48.8% of the issued and outstanding Shares on a partially diluted basis, based on the current issued and outstanding Shares.

●
Share Consolidation. Subject to approval of the Transaction Resolution by Shareholders at the Meeting, the completion of the Share Consolidation in a ratio of one-for-ten concurrently with the completion of the Second Private Placement. For additional information related to the Share Consolidation, see the disclosure contained in the 2020 Circular available under the Company’s profile on SEDAR at www.sedar.com. For greater certainty, in addition to the effects the Share Consolidation will have on any outstanding Shares held by Shareholders, the number of Shares held by Vision Blue as at the date hereof and the number of Shares and Warrants issuable to Vision Blue in connection with Second Private Placement will be adjusted in accordance with the Share Consolidation.

●
Royalty Financing. The entering into of the Royalty Agreement, pursuant to which, among other things, the Company will receive gross proceeds of approximately US$11.0 million in exchange for a royalty in respect of sales of SuperFlake® graphite concentrate from the Molo Graphite Mine. In connection with the Royalty Agreement, Vision Blue shall receive the Financing Fee in the amount of US$1.5 million. The Financing Fee will be payable upon the Royalty Financing being provided by Vision Blue.

●
Right of First Refusal. Where further funding for Phase 2 of the Molo Graphite Mine is required by the Company as determined by the Board, Vision Blue having a right of first refusal exercisable at its sole discretion to provide all or part of the funding sought by the Company on terms to be agreed between the Company and Vision Blue provided that such terms are no more onerous than those available from any third party.

●
Issue of New Debt or Equity Securities. For so long as Vision Blue holds at least 10% of the issued and outstanding Shares, Vision Blue having the right (but not the obligation) to participate in any new issuances of Shares or other equity securities contemplated to be completed by the Company, subject to certain exceptions, so as to maintain its pro rata ownership interest in the Shares. In the event that the Company seeks to secure any bank debt or other debt or borrowings (whether secured or unsecured) that does not involve Shares or other equity securities, Vision Blue will have a right of first refusal at its discretion to provide some or part of the funding sought by the Company on substantially the same terms as those offered to the Company by a third party or otherwise as agreed between the Company and the Vision Blue. Vision Blue also been granted certain top-up rights by the Company in respect of new issuances of Shares or other equity securities, so as to maintain its pro rata ownership interest in the Shares.

●
Board Rights. Sir Mick Davis was appointed Chairman and a director on March 15, 2021 and will continue in such capacities in accordance with the Investment Agreement. In addition, Vision Blue will have the right at all times to nominate, for so long as Vision Blue owns no less than 10% of the issued and outstanding Shares, one other person as a non-executive director of the Company or, where Sir Mick Davis is not then entitled to be nominated as a director under the Investment Agreement, two other persons. In certain circumstances, Vision Blue will also have certain observer rights in respect of the Board.

●
Use of Proceeds. The Company has undertaken to use the proceeds from the Financing Package approximately as follows:

o
US$24.1 million towards Phase 1 in respect of the Molo Graphite Mine;
o
US$1.5 million towards Phase 2 and the SG Processing Plant in respect of the Molo Graphite Mine;
o
US$2.4 million towards general corporate purposes, working capital and further studies on the Green Giant Vanadium Project; and
o
US$1.5 million to fund the payment of the Financing Fee.

The Investment Agreement also contains certain negative covenants agreed to by the Company, including, but not limited to that: (i) the Company will not, prior to certain dates, encumber the property, permits, and other interests comprising the Molo Graphite Mine without prior written consent of Vision Blue; (ii) the Company will not, prior to the earlier of the completion of the Second Private Placement and May 28, 2021 (or earlier termination in accordance with the terms of Investment Agreement), complete any new issuances of Shares or other equity securities without prior written consent of Vision Blue, subject to certain exceptions; and (iii) the Company (including its officers, directors, employees, agents and representatives) will not, prior to the earlier of the completion of the Second Private Placement and May 28, 2021, directly or indirectly, make, initiate, solicit or encourage discussions, proposals, inquiries or offers from another person relating to any Alternative Transaction (as such term is defined in the Investment Agreement) or participate in discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to do or seek to do any of the foregoing, and to the extent it is currently doing so, shall cease and terminate any ongoing negotiations or discussions regarding any other transaction that would constitute an Alternative Transaction.

The Investment Agreement contains standard representations and warranties included in transactions of this nature, including in respect of: (i) the Company, those relating to capacity, share capital, public disclosure documents and securities laws, financial information, financial position, the business of the Company, contracts and arrangements, licenses, the Molo Graphite Mine, taxation, litigation, insolvency and judgments, related parties, records and filings, compliance with laws and regulations, scientific and technical information, and environmental laws; and (ii) Vision Blue, those relating to capacity, securities laws matters, and compliance with laws and regulations.

The Investment Agreement contains certain termination provisions, including, but not limited to:

(i)
if at any time prior to the completion of the Second Private Placement,

a.
Vision Blue becomes aware that:

i.
any of the warranties given on signing of the Investment Agreement or given as at the date of the Initial Private Placement was, when given, untrue or inaccurate, or is not, or has ceased to be, true and accurate (or would not be true and accurate if then repeated) by reference to the facts subsisting at the time;
ii.
there has occurred a suspension or cancellation of the listing of the Shares;
iii.
the Company has failed to comply in all material respects with any of its obligations under the Investment Agreement;
iv.
the Transaction Resolution is not approved by Minority Shareholders and/or the approval of the TSX in respect of the Second Private Placement is not obtained;
v.
there has occurred, in Vision Blue’s opinion, acting in good faith, a Material Adverse Change (as such term is defined in the Investment Agreement); or

b.
if the Second Private Placement has not occurred within 4 business days following the satisfaction or waiver of the conditions to the completion of the Second Private Placement,

then Vision Blue may, in its absolute discretion, terminate its obligations to complete the Second Private Placement.

(ii)
if at any time prior to the earlier of: (a) completion of the Second Private Placement, or (b) the Transaction Resolution is not approved by Minority Shareholders at the Meeting, Sir Mick Davis voluntarily resigns or is no longer legally able to hold the role of, either Chairman or director of the Company (other than by virtue of death or incapacity) or as a director of Vision Blue, then the Company may, in its absolute discretion, terminate its obligations to complete the Second Private Placement.

If the Investment Agreement is terminated in accordance with its terms prior to the completion of the Second Private Placement, Vision Blue and the Company shall have no further obligations thereunder.

Royalty Agreement

On February 8, 2021, the Company and Vision Blue entered into the Royalty Agreement. The Royalty Agreement contemplates, among other things:

●
Advance Payment. Vision Blue advancing to the Company, subject to the satisfaction of certain conditions, a total of US$11 million.

●
Royalty. The Company paying to Vision Blue, in consecutive six-month periods commencing on the Effective Date (as such term is defined in the Royalty Agreement), the greater of: (i) US$1.65 million or (ii) 3% of the gross revenues from SuperFlake® sales (the "GSR"). Upon Vision Blue receiving a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company's SuperFlake® sales. The Company will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million. In addition, the Company will pay to Vision Blue 1.0% of the gross revenues from sales of vanadium pentoxide ("V2O5") for a period of 15 years following commencement of production of V2O5.

●
Security Interests. The Company granting to Vision Blue certain security interests over the assets of the Company, including the mineral property interests comprising the Molo Graphite Mine and the Green Giant Vanadium Project, as well as the shares in the capital of the subsidiaries of the Company.

Lock-In Agreements

In connection with the Transaction Documents, each of the officers and directors of the Company, being Craig Scherba (President, Chief Executive Officer and director), Marc Johnson (Chief Financial Officer), Brent Nykoliation (SVP Corporate Development), Robin Borley (Chief Operating Officer and director), Brett Whalen (director), Christopher Kruba (director), and David McNeely (director), entered into a Lock-In Agreement, pursuant to which each such person shall not, subject to certain exceptions, dispose of any securities of the Company held by such persons: (i) from the date of the announcement of the Financing Package for a period of three (3) calendar months following the closing of the Initial Private Placement (the “First Restricted Period”); (ii) from the date that is the end of the First Restricted Period for a period of three (3) calendar months, exceeding 20% of the securities held by such person as at the date of the Lock-In Agreement (the “Second Restricted Period”); (iii) from the date that is the end of the Second Restricted Period for a period of three (3) calendar months, exceeding 40% of the securities held by such person as at the date of the Lock-In Agreement (the “Third Restricted Period”); (iv) from the date that is the end of the Third Restricted Period for a period of three (3) calendar months, exceeding 60% of the securities held by such person as at the date of the Lock-In Agreement (the “Fourth Restricted Period”), without the prior written consent of Vision Blue.

In connection with the Initial Private Placement, Vision Blue entered into a Lock-In Agreement, pursuant to which Vision Blue shall not, subject to certain exceptions, dispose of any securities of the Company held by Vision Blue: (i) during the First Restricted Period; (ii) during the Second Restricted Period, exceeding 20% of the Shares and Warrants held by Vision Blue on a partially diluted basis; (iii) during the Third Restricted Period, exceeding 40% of the Shares and Warrants held by Vision Blue on a partially diluted basis; (iv) during the Fourth Restricted Period, exceeding 60% of the Shares and Warrants held by Vision Blue on a partially-diluted basis, without the prior written consent of the Company.

Voting Undertakings

In connection with Transaction Documents, each of the officers and directors of the Company, being Craig Scherba (President, Chief Executive Officer and director), Marc Johnson (Chief Financial Officer), Brent Nykoliation (SVP Corporate Development), Robin Borley (Chief Operating Officer and director), Brett Whalen (director), Christopher Kruba (director), and David McNeely (director), entered into an Undertaking, pursuant to which each such person shall vote any Shares held by such person FOR the Transaction Resolution approving the Second Private Placement and shall not take other actions that may frustrate the purpose, postpone, prevent or delay, impede or interfere with the Transaction Resolution approving the Second Private Placement.

Transaction Resolution Approval and TSX Approval

In order for the Second Private Placement to proceed, under the rules of the TSX Company Manual, the Transaction Resolution must be approved by a majority of the votes cast by the Minority Shareholders present in person or represented by proxy at the Meeting or any adjournment or postponement thereof. Pursuant to the Undertakings, each officer and director of the Company has agreed to vote all of such person’s Shares FOR the Transaction Resolution approving the Second Private Placement.

The Second Private Placement has been conditionally approved by the TSX, but remains subject to final approval by the TSX.

Risk Factors Concerning the Financing Package (including the Second Private Placement) and the Company

The following is a discussion of certain risk factors concerning the Financing Package (including the Second Private Placement) and is not intended to be exhaustive. Shareholders should also refer to the risk factors outlined in the 2020 Annual Information Form and in the Interim MD&A for additional risks relating to the business of the Company.

Dilution of Shareholders of the Company

If the Second Private Placement is completed, the Company will issue 232,142,857 Shares and 232,142,857 Warrants to Vision Blue. Following completion of the Initial Private Placement and Second Private Placement, Vision Blue will hold 352,142,857 Shares and 232,142,857 Warrants, representing 36.5% of the issued and outstanding Shares, or approximately 48.8% of the issued and outstanding Shares on a partially diluted basis, based on the current issued and outstanding Shares. As a result, the current holdings of the Minority Shareholders will be significantly diluted following the completion of the Second Private Placement.

Vision Blue will have significant influence over the Company on completion of the Second Private Placement

On completion of the Second Private Placement, Vision Blue will be the Company’s single largest Shareholder. If Vision Blue exercises all of the Warrants, and assuming no other securities of the Company are issued, Vision Blue would hold 48.8% of the issued and outstanding Shares, based on the current issued and outstanding Shares. In light of the foregoing, Vision Blue will be in a position to exercise significant influence over matters requiring Shareholder approval, including the election of directors and the determination of significant corporate actions. In addition to Sir Mick Davis acting as Chairman and a director, pursuant to the Investment Agreement, Vision Blue will have the right to designate one other person as nominee for election or appointment to the Board of so long as Vision Blue holds at least 10% of the issued and outstanding Shares. Additionally, Vision Blue will have certain rights of first refusal to provide financing to the Company, as well as certain participation and top-up rights in respect of the Shares.

Accordingly, on completion of the Second Private Placement, Vision Blue will have significant influence over the Company and there can be no assurance that Vision Blue’s interests will align with the interests of the Company or other Shareholders. The effect of this influence by Vision Blue may limit the price that investors are willing to pay for the Shares.

Vision Blue’s significant interest may impact liquidity of the Shares

The Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where Vision Blue did not have the ability to significantly influence or determine matters affecting the Company. Additionally, Vision Blue’s significant voting interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which an investor, as a holder of Shares, might otherwise receive a premium for its Shares over the then-current market price.

Vision Blue may not maintain its equity interest

Vision Blue is not contractually committed to maintaining an equity stake in the Company at current levels or at all. Subject to compliance with applicable securities laws and its Lock-In Agreement, Vision Blue may sell some or all of its Shares in the future. If Vision Blue sells some or all of its Shares, including the Shares to be issued under the Financing Package, or does not maintain its equity stakes at current levels, the Company may not realize the anticipated benefits of Vision Blue’s strategic partnership. No prediction can be made as to the effect, if any, future sales by Vision Blue of Shares or other securities will have on the market price of the Shares prevailing from time to time. However, the future sale of a substantial number of Shares by Vision Blue, or the perception that such sales could occur, could adversely affect prevailing market prices for the Shares.

While the completion of the Second Private Placement is pending, the Company is restricted from taking certain actions

The Investment Agreement contains certain negative covenants agreed to by the Company, including, but not limited to that: (i) the Company will not, prior to certain dates, encumber the property, permits, and other interests comprising the Molo Graphite Mine without prior written consent of Vision Blue; (ii) the Company will not, prior to the earlier of the completion of the Second Private Placement or May 28, 2021, complete any new issuances of Shares or other equity securities without prior written consent of Vision Blue, subject to certain exceptions; and (iii) the Company (including its officers, directors, employees, agents or representatives) will not, prior to the earlier of the completion of the Second Private Placement or May 28, 2021, directly or indirectly, make, initiate, solicit or encourage discussions, proposals, inquiries or offers from another person relating to any Alternative Transaction (as such term is defined in the Investment Agreement) or participate in discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to do or seek to do any of the foregoing, and to the extent it is currently doing so, shall cease and terminate any ongoing negotiations or discussions regarding any other transaction that would constitute an Alternative Transaction.

These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Transaction.

Use of proceeds from the Financing Package

Pursuant to the Investment Agreement, the Company has undertaken to use the proceeds from the Financing Package approximately as follows: (i) US$24.1 million towards Phase 1 in respect of the Molo Graphite Mine; (ii) US$1.5 million towards Phase 2 and the SG Processing Plant in respect of the Molo Graphite Mine; (iii) US$2.4 million towards general corporate purposes, working capital and further studies on the Green Giant Vanadium Project; and (iv) US$1.5 million to fund the payment of the Financing Fee. Within these purposes, the Board and management will have discretion in the application of the proceeds. Accordingly, Shareholders will have to rely upon the judgment of the Board and management with respect to the use of the proceeds, with only limited information concerning the Board’s and management’s specific intentions.

Although the Company plans to devote its efforts to developing the Molo Graphite Mine and its other mineral projects, there can be no assurance that the Company will be able to deploy the cash available to the Company following completion of the Financing Package in an effective manner that is accretive to the Company and its mineral projects.

There can be no certainty that all conditions to the Second Private Placement will be satisfied

The completion of the Second Private Placement is subject to certain conditions which are outside the control of the Company, including the receipt of final approval from the TSX and approval of the Minority Shareholders. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Second Private Placement or other components of the Financing Package are not completed, the market price of the Shares may be impacted to the extent that the market price reflects a market assumption that the Financing Package will be completed. If the Second Private Placement is not completed and the Board decides to seek another strategic transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

If the Company is unable to complete the Second Private Placement or if completion of the Financing Package is delayed, there could be an adverse effect on the Company’s business, the ability of the Company to bring Phase 1 of the Molo Graphite Mine into full production, and the market price of its Shares

The completion of the Second Private Placement is subject to the satisfaction of numerous closing conditions, some of which are outside the control of the Company, including the approval by the Minority Shareholders and the receipt of applicable TSX approvals. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Transaction Documents. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Second Private Placement is not completed: (i) the market price of the Shares could be adversely affected, and may decline to the extent the current market price reflects an assumption that the Second Private Placement will be completed; (ii) certain costs related to the Second Private Placement, such as legal, accounting and financial advisory fees, must be paid by the Company even if the Second Private Placement is not completed; (iii) the Company may not be successful in finding another business opportunity that is of equal or greater benefit to the Company; (iv) the time and attention of the Company’s management will have been diverted away from the conduct of the Company’s business in the ordinary course; and (e) the Company may not be able to bring the Molo Graphite Mine into full production at all.

If the Investment Agreement is terminated by Vision Blue or the Company, there could be an adverse effect on the Company

Each of Vision Blue and the Company has the right, in certain circumstances, to terminate the Investment Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Investment Agreement will not be terminated by any of them prior to the completion of the Second Private Placement. A termination of the Investment Agreement could materially adversely affect the relationship between the Company and Vision Blue, which the Company believes is important to its successful growth.

Risk Factors related to the business of the Company

Whether or not the Second Private Placement is completed, the Company will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to the Company is contained in the Annual Information Form and in the Company’s other filings with securities authorities. Shareholders should carefully consider the risks disclosed in this Circular and in the 2020 Annual Information Form and Interim MD&A before deciding how to vote.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the Transaction Resolution approving the Second Private Placement. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company, other than as set forth in this Circular.

ADDITIONAL INFORMATION

Additional information related to the Company, including the 2020 Annual Information Form, financial statements and management discussion and analysis (MD&A) for the most recently completed financial year and the interim period, the 2020 Circular, and the Investment Agreement is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

Shareholders may request copies of such financial statements and MD&A by mailing a request to: NextSource Materials Inc., 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, M5X 2A2.

APPENDIX A

GLOSSARY

“2020 Circular” means the management information circular of the Company dated November 20, 2020 in respect of the annual and special meeting of Shareholders held on December 29, 2020.

“Feasibility Study” means the technical report entitled “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar” dated May 31, 2019 and prepared for the Company by Erudite Strategies (Pty) Ltd in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Financing Fee” means US$1.5 million payable by the Company to Vision Blue in connection with the Financing Package pursuant to the Investment Agreement.

“Financing Package” means, collectively: (i) the Initial Private Placement completed on March 15, 2021, pursuant to which the Company received gross proceeds of approximately US$6.1 million; (ii) the Royalty Financing, pursuant to which the Company will receive gross proceeds of approximately US$11.0 million; and (iii) the Second Private Placement, pursuant to which the Company will receive gross proceeds of approximately US$12.4 million.

“Green Giant Vanadium Project” means all interests held by the Company or its subsidiaries in respect of the vanadium deposits situated in south-central Madagascar which are located 145 km southeast of the city of Toliara, in the Tulear region near Fotadrevo, covering an area of 225 km2 situated in two separate blocks.

“Initial Private Placement” means the private placement financing completed by the Company on March 15, 2021 in accordance with the Investment Agreement, pursuant to which the Company issued 120,000,000 Shares to Vision Blue at a price of C$0.065 per Share for gross proceeds of approximately US$6.1 million.

“Investment Agreement” means the investment agreement dated February 8, 2021 entered into between the Company and Vision Blue in respect of the Financing Package, and as it may be amended, modified or supplemented.

“Lock-In Agreement” means a lock-in agreement entered into between an officer/director of the Company, Vision Blue, and/or the Company, as applicable, each dated February 7, 2021.

“Minority Shareholders” means all of the Shareholders, other than Vision Blue and its affiliates.

“Molo Graphite Mine” means all interests held by the Company or its subsidiaries in respect of the flake graphite deposits situated in the Tulear region of south-western Madagascar which is located 11.5 km east of the town of Fotadrevo, covering an area of 62.5 hectares.

“Phase 1” means, in respect of Molo Graphite Mine, the construction, erection, commissioning and operation of a graphite mine and processing plant capable of processing 240,000 tonnes per annum of ore in Madagascar, with expected saleable flake graphite concentrate production of 17,000 tonnes per annum.

“Phase 2” means, in respect of Molo Graphite Mine, the design and costing for the expansion of mining and processing equipment to target saleable flake graphite concentrate with expected combined saleable flake graphite concentrate production of at least 45,000 tonnes per annum but anticipated to be well in excess of 50,000 tonnes per annum.

“Royalty Agreement” means the secured royalty agreement dated February 8, 2021 entered into among the Company, each of the Mauritian and Madagascan subsidiaries of the Company, and Vision Blue in respect of the Royalty Financing, and as it may be amended, modified or supplemented, and including any ancillary security-related documents entered into in connection therewith.

 “Royalty Financing” means the financing transactions to be completed by the Company in accordance with the Royalty Agreement, pursuant to which, among other things, the Company will receive gross proceeds of approximately US$11.0 million in exchange for a royalty in respect of sales of SuperFlake® graphite concentrate from the Molo Graphite Mine.

A-1

“Second Private Placement” means the private placement financing contemplated to be completed by the Company in accordance with the Investment Agreement, pursuant to which the Company will issue 232,142,857 Units (consisting of 232,142,857 Shares and 232,142,857 Warrants) to Vision Blue at a price of C$0.07 per Unit for gross proceeds of approximately US$12.4 million.

“SG Processing Plant” means a value-add processing plant operated by the Company’s Group at Madagascar capable of spheronizing and purifying flake graphite concentrate into a spherical uncoated graphite suitable as battery anode precursor with targeted production of 20,000 tonnes per annum of spherical graphite.

“Share Consolidation” means a share consolidation (reverse stock split) of the Shares in a ratio of one-for-ten, to be completed at the Board’s sole discretion, as approved by Shareholders at the annual and special meeting of Shareholders held on December 29, 2020, as set forth in the 2020 Circular.

“Shareholders” means all of the holders of Shares.

“Shares” means the common shares in the capital of the Company.

“Transaction Documents” means, collectively, the Investment Agreement and the Royalty Agreement.

“Transaction Resolution” means the ordinary resolution to be submitted to Shareholders for approval at the Meeting or any adjournment or postponement thereof, the text of which is set forth in Appendix B.

“TSX” means the Toronto Stock Exchange.

“Undertaking” means an irrevocable undertaking provided to Vision Blue by certain officers and the directors of the Company, each on February 7, 2021, to vote in favour of the Transaction Resolution.

“Units” means a unit comprising one Share and one Warrant to be issued to Vision Blue pursuant to the Second Private Placement.

“Vision Blue” means Vision Blue Resources Limited.

“Warrants” means the common share purchase warrants exercisable into Shares at a price of C$0.10 per Share at any time prior to the date that is 2 years following the completion of the Second Private Placement, subject to adjustment in certain events as set out in the certificate to evidence such Warrants, to be issued to Vision Blue in connection with the Second Private Placement.

A-2

APPENDIX B

TRANSACTION RESOLUTION

BE IT RESOLVED that:

1. The private placement issuance of 232,142,857 units of the Company (the “Units”), consisting of 232,142,857 common shares in the capital of the Company (the “Shares”) and 232,142,857 common share purchase warrants of the Company (the “Warrants”) pursuant to the investment agreement dated February 8, 2021 between the Company and Vision Blue Resources Limited (“Vision Blue”), as the same may be amended, supplemented or otherwise modified in accordance with the terms therein (the “Investment Agreement”), at a price of C$0.07 per Unit, for gross proceeds of approximately US$12.4 million (the “Second Private Placement”), and including the issuance of up to 232,142,857 Shares, from time to time, on exercise of outstanding Warrants, to Vision Blue (or its affiliates or permitted assignees), as further set forth in the accompanying management information circular of the Company dated April 6, 2021, is hereby authorized and approved.

2. Any officer or director (each an “Authorized Signatory”) be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Authorized Signatories determine may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

3. Subject to the terms and conditions of the Investment Agreement, notwithstanding the foregoing approvals, the directors of the Company be and are hereby authorized not to proceed with the Second Private Placement and the transactions contemplated by the Investment Agreement.

B-1